UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67305

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24 AND ENDING 12/31/24
                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: LUCID CAPITAL MARKETS, LLC (dba AMERICAS EXECUTIONS)

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

55 Broadway, 19th floor
                              (No. and Street)

New York	NY	10006
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Alessio Blangiardo	(917) 309-1304	Ablangiardo@amerx.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

PKF O'CONNOR DAVIES, LLP
                              (Name – if individual, state last, first, and middle name)

245 PARK AVENUE, 12TH FL NEW YORK	NY	10167
(Address) (City)	(State)	(Zip Code)

09/29/2003	127
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
  accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
  CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Fady Tanios_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of LUCID CAPITAL MARKETS, LLC (dba AMERICAS EXECUTIONS)._____, as of 12/31_____, 2 024___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____
CEO

_____
Notary Public

AMBER T MORALES
Notary Public, State of New York
No. 01MO6365062
Qualified in New York County
Commission Expires 09/25/2025

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Lucid Capital Markets, LLC (dba Americas Executions)

Report on Audit of Financial Statement

As of and for the Year Ended December 31, 2024

<u>**Lucid Capital Markets, LLC (dba Americas Executions)**</u>

Contents
As of and for the Year Ended December 31, 2024



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member and Management of
Lucid Capital Markets, LLC (dba Americas Executions)

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Lucid Capital Markets, LLC (dba Americas Executions) (the "Company") as of December 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2024 in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) to be independent with respect to the Company in accordance with the U.S. federal securities laws and applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PKF O'Connor Davies, LLP

We have served as the Company's auditor since 2022.

March 3, 2025

PKF O'CONNOR DAVIES, LLP
245 Park Avenue, New York, NY 10167 I Tel: 212.867.8000 or 212.286.2600 I Fax: 212.286.4080 I www.pkfod.com

PKF O'Connor Davies, LLP is a member firm of the PKF International Limited network of legally independent firms and does not accept any responsibility or liability for the actions or inactions on the part of any other individual member firm or firms.

Lucid Capital Markets, LLC (dba Americas Executions)

Statement of Financial Condition
December 31, 2024

ASSETS

Cash	$ 18,786,010
Commission receivable	2,208,018
Securities borrowed	3,900,900
Receivable from and deposit with clearing organizations	15,684,127
Right of use asset	1,182,539
Due from vendors	14,746
Security deposits	92,304
Securities long	582,181
Property and equipment, net	66,157
Loans and interest receivable	2,065,392
SBSL Rebate Receivables	434,627
Accounts receivable - CAT and Locates	231,259
Other receivables	769,846
Prepaid expenses and other assets	181,739
TOTAL ASSETS	$ 46,199,845

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:	
Securities loaned	$ 3,828,300
Payables to brokers or dealers & clearing organizations	887,572
Payables to customers	471,254
Commission and bonus payable	10,366,136
Lease liabilities	1,274,767
Securities short	114,195
Accounts payable and accrued expenses	2,282,091
TOTAL LIABILITIES	19,224,315
MEMBER'S EQUITY	26,975,530
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 46,199,845

See Report of Independent Registered Public Accounting Firm and
Notes to Financial Statement.

Notes to Financial Statement
December 31, 2024

1. Organization and Nature of Business

Lucid Capital Markets, LLC (the "Company") was organized as a limited liability company under the laws of the State of New York. The Company was originally registered under the name Americas Executions and continues to do business under this name. The Company is wholly owned by GI4 Holdings, LLC (the "Member"). The Company executes equity transactions for its clients on an agency basis and also conducts an investment banking business. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA).

The Company files an Internal Control over Compliance Report because it began to hold customer funds in 2024. However, due to certain lines of service provided by the Company, it previously relied on the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and the provisions of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because its other business activities include investment banking and institutional execution. In September 2024, the Company began to hold customer funds. As a result, the Company has stopped relying on the exemption provisions. However, the Company still clears some of its accounts through another broker/ dealer. The clearing broker/dealer carries the accounts of the customers and maintains and preserves the related books and records as are primarily kept by a clearing broker/dealer.

Since the Company is a limited liability company, the Member is not liable for the debts, obligations, or liabilities of the Company, whether arising in contract, tort or otherwise, unless the Member has signed a specific guarantee.

2. Summary of Significant Accounting Policies

a) Basis of Accounting
The financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

b) Cash and Cash Equivalents
The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash and cash equivalents consist of funds maintained in checking and money market accounts held at financial institutions.

The Company's cash and cash equivalents are held principally at two financial institutions and at times may exceed federally insured limits. The Company has placed these funds in a high quality institution in order to minimize risk relating to exceeding insured limits. The balance exceeding federally insured limits was $17,283,536.

c) Revenue Recognition
Commissions: Each time a customer enters into a buy or sell transaction, the Company charges a commission for the execution of those trades. Commissions and related clearing expenses are recorded on the trade date. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer. The Company had commission receivable of $2,208,018 at December 31, 2024.

Investment Banking: The Company earns fees from best efforts and firm commitment investment banking. Investment banking revenue is generally recognized at a point in time that the performance obligation under the arrangement is completed (the closing date of the transaction) or the contract is canceled. However, for certain contracts, revenue is recognized over time as the performance obligations are simultaneously provided by the Company and consumed by the customer. As of December 31, 2024, the Company does not have any deferred revenue. The Company has $4,317,937 of investment banking fees as of December 31, 2024.

Notes to Financial Statement
December 31, 2024

Securities Lending: The Company participates in a securities lending program. As part of the securities lending program, the Company loans out customer excess margin securities to a counterparty in exchange for cash at a stated interest rate. Interest rates are determined by the availability and demand for the specific security being lent. Revenues from securities loaned are accrued on a daily basis based on these agreed upon terms. The Company records receivables for securities loaned transactions at month end and generally collects any outstanding amounts due within thirty days.

Principal Transactions: The Company trades stocks for its own account. The profit or loss for these firm transactions is measured by the difference between the acquisition cost and the fair value, which, like the underlying trading securities, is recorded on a trade-date basis. Trading gains and losses, which comprise both realized and unrealized gains and losses, are generally presented as one balance, of net gains and losses.

Syndicate Revenues: Revenues from underwriting transactions are recognized in revenues upon completion of the underlying transaction based on the terms of the deal. Expenses associated with underwriting transactions are generally deferred until the related revenue is recognized or the deal is otherwise concluded. Such expenses are included in transaction-based expenses for completed assignments. The Company also makes payments to other brokers related to the placement of the Company's underwriting transactions. These distribution fees are included in transaction-based expenses.

Expense Reimbursement: In the course of providing underwriting services to its clients, the Company incurs costs for which it gets reimbursed from its clients. Reimbursed expenses in the amount of $1,126,584 are presented gross on the statement of operations.

Interest and Dividend Income: Interest and dividend income is recognized as earned from participation on client brokerage accounts in accordance with the terms specified in the customer brokerage agreements and the Company's clearing contracts. Interest income is also earned from two loans receivable at a rate of 4.13% each. Refer to Related Party Transactions - Note 8.

d) Segment Reporting

The Company conducts its business activities and reports financial results as multiple reportable segments based on activities. The Chief Operating Decision Maker ("CODM") reviews financial information presented on a consolidated basis, accompanied by disaggregated information about revenues, expenses, and net income by classes for purpose of allocating resources and evaluating financial performance. The CODM is also the Company's CEO. The four main business lines of the Company are as follows:

1. Clearing & Custody – Provides securities clearing services to customers and custodial services for the possession of their assets.
2. Floor Brokerage – Facilitates and executes trades for clients on the floor of the New York Stock Exchange.
3. Investment Banking – Offers capital-raising, advisory, and M&A services to corporate clients.
4. Securities Lending – Facilitates the lending and borrowing of securities for its own account and on the behalf of customers.

Notes to Financial Statement
December 31, 2024

Below is the financial information used by the CODM by segment for the year ended December 31, 2024:

	Clearing & Custody	Floor Brokerage	Investment Banking	Securities Lending	Total
Revenues	$ 283,870	$ 15,106,289	$ 27,466,692	$ 4,000,732	$ 46,857,583
Expenses	2,154,927	10,327,051	23,643,827	4,317,921	40,443,726
Net Income	$ (1,871,057)	$ 4,779,238	$ 3,822,865	$ (317,189)	$ 6,413,857

e) Fair Value Of Financial Instruments

The Company records its financial assets and liabilities at fair value. The accounting standard for fair value provides a framework for measuring fair value that clarifies the definition of fair value and expands disclosures regarding fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the reporting date. The accounting standard establishes a three-tier hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value.

Level 1 - Quoted prices in active markets for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2 - Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. A financial instrument's level within the fair value hierarchy is based on the lowest level within the fair value hierarchy of any input that is significant to the fair value measurement. The Company has one level 3 asset as of December 31, 2024.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2024:

Assets:	Level 1	Level 2	Level 3	Total
Exchange-Traded Debt Security	$ 571,857	$ -		$ 571,857
Common Stock	-	-	7,824	7,824
Preferred Stock	2,500	-	-	2,500
Total	$ 574,357	$ -	$ 7,824	$ 582,181

Liabilities:	Level 1	Level 2	Level 3	Total
Common Stock	114,195	-	-	114,195
Total	$ 114,195	$ -	$ -	$ 114,195

There were no transfers between levels during the year ended December 31, 2024.

f) Securities Lending Activities

Stock borrowed and stock loaned transactions are recorded at the amount of cash collateral advanced or received, respectively, with all related securities, collateral, and cash both held at and moving through DTC as appropriate for each counterparty. Stock borrowed transactions require the Company to deposit cash or other collateral with the lender. Stock loaned transactions require the receipt of collateral by the Company in the form of cash in an amount generally in excess of the fair value of stock loaned.

For securities financing transactions, the Company's policy is to monitor the fair value of the underlying securities as compared with the amounts of cash advanced or received, and the Company may obtain additional collateral from or return collateral pledged to counterparties when appropriate. Securities financing agreements do not create material credit risk due to these collateral provisions and the allowance for credit losses is not material. The collateral maintenance provisions consisting of daily margining of collateral is expected to be maintained into the foreseeable future and any expected losses are assumed to not have a material impact to the Company's statement of financial condition.

Notes to Financial Statement
December 31, 2024

f) Securities Lending Activities (Continued)

The carrying value of stock borrowed and loaned transactions approximates fair value as these items are not materially sensitive to shifts in market interest rates because of their short-term nature and/or variable interest rates or to credit risk because stock borrowed and loaned transactions are substantially collateralized.

All securities financing activities are transacted under master repurchase agreements or master securities lending agreements that give the Company the right, in the event of default, to liquidate collateral held and to offset receivables and payables with the same counterparty.

g) Deposits in and receivables from Clearing Organizations

Deposits with clearing organizations represent cash deposited with central clearing agencies for the purposes of supporting clearing and settlement activities.

Receivables from clearing organizations include amounts due from the Depository Trust Company ("DTC"), National Securities Clearing Corporation ("NSCC") and Wedbush Securities Inc. ("Wedbush"). Each has specific industry standard daily reconciliations of their securities activity, net settlements, and a daily update of margin and clearing fund requirements for NSCC . DTC and Wedbush's clearing fund requirements are updated monthly. There is no prior loss history with these clearing organizations. Risk of loss from clearing organizations is expected to be immaterial over the life of these receivables.

h) Receivable from and Payable to Customers
Accounts receivable from and payable to customers include amounts due on cash and margin transactions. Securities owned by customers are held as collateral for receivables.

i) Credit Losses
The Company has evaluated commission receivables and concluded that there is no need to establish an allowance for credit losses.

j) Income Taxes
The Company is treated as a disregarded entity and has no federal and state tax liabilities. All profits are reported on the tax return of the Member, a partnership for tax purposes, which passes through this income or loss to its individual members. The Company operates in New York City (NYC) and generates income that would be subject to NYC Unincorporated Business Tax (UBT). The UBT is paid by the Member.

The Company recognizes the tax benefit of any uncertain tax positions only if it is more likely than not that the tax position will be sustained upon examination by the tax authorities.

The Company did not have material unrecognized tax benefits as of December 31, 2024 and does not expect this to change significantly over the next twelve months. The Company will recognize interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense. As of December 31, 2024, the Company has no accrued interest or penalties associated with uncertain tax positions.

k) Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Notes to Financial Statement
December 31, 2024

I) Cash Segregated in Accordance with Federal Laws and other Regulations

The Company is required to separately account for and segregate all assets held for the benefit of customers, as defined by the Securities Exchange Act of 1934, in connection with transactions in securities. At December 31, 2024, segregated assets included in the statement of financial condition were comprised of segregated cash of $1,002,474.

Assets in segregation exceeded the segregation requirements by $529,879.

The Company follows ASU No. 2016-18 Statement of Cash Flows (Topic 230): Restricted Cash ("ASU 2016-18), which requires that a statement of cash flows explain the change during the period in the total cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents are included with cash and cash equivalents when reconciling the Company's beginning-of-period and end-of-period total amounts shown on the statement of cash flows.

3. Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

4. Lease Accounting

The Company renewed a lease agreement for an office in New York City that commenced on September 1, 2023 that originally expired on August 31, 2024. The lease terms stipulate monthly payments of $10,710. Total lease payments under the lease in 2024 were $128,520.

The Company made the short-term lease election for those leases with an initial term of less than twelve months and not containing an option to purchase the underlying asset that the lessee is reasonably certain to exercise. The lease expense is recognized on a straight-line basis over the lease term and reported on the Statement of Operations. Related variable lease payments are expensed as incurred. The Company has not committed to any lease renewal and its lease obligations are deemed to be short-term in nature.

The Company entered into a new lease agreement for an office in New Jersey that commenced in March 2024 that expires on December 31, 2026. The lease terms stipulate monthly payments of $4,200. The incremental borrowing rate on the lease is 8%. Total lease expense under this lease in 2024 was $51,517.

The Company entered into a new lease agreement for another office in New York City that commenced in May 2024 that expires in October 2029. The lease terms stipulate total payments of $1,354,196. The Company was required to remit a security deposit in the amount of $73,704. The incremental borrowing rate on the lease is 8%. Total lease expense under this lease in 2024 was $158,720.

Notes to Financial Statement
Year Ended December 31, 2024

4. Lease Accounting (Continued)

Future minimum lease payments under this operating lease as of December 31, 2024 are as follows:

2025		298,492
2026		329,178
2027		316,274
2028		312,917
2029		291,707
	$	1,548,568
Imputed interest		(273,801)
Total operating lease liability	$	1,274,767

5. Securities Financing

Securities borrowed and securities loaned transactions are generally reported as collateralized financings except wbere letters of credit or other securities are used as collateral. Securities borrowed transactions require the Company to deposit cash, letters of credit, or other collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash or other collateral in an amount generally in excess of the fair value of securities loaned. The Company monitors the fair value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary. Securities borrowed and securities loaned transactions are recorded at the amount of cash collateral advanced or received, adjusted for additional collateral obtained or received. Interest onsuch transactions is accrued and is included in the consolidated statement of financial condition in receivables from and payables to broker-dealers and clearing organizations.

Note that the collateral pledged as securities loaned is stil subject to changes in market price and thus may decline in value during the time of the agreement, In this case, the Company may be required to post additional collateral to the counterparty to appropriately collateralize the contract (and similarly may receive a portion of the collateral posted back when the collateral posted experiences a market value increase). The market risk of the collateral posted is reviewed by the Company's management, and these risks are managed using a variety of mechanisms including review of the type and grade of securities posted as collateral and the Company entering into offsetting agreements to hedge a decline in the market value of collateral posted.

6. Risks and Uncertainties

In the normal course of business, the Company's customer activities involve the execution,settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations.Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

Notes to Financial Statement
December 31, 2024

6. Risks and Uncertainties (Continued)

The Company's customer financing and securities settlement activities require the Company to pledge customer securities as collateral in support of various secured financing sources such as bank loans and securities loaned. In the event the counterparty is unable to meet its contractual obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Company controls this risk by monitoring the fair value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, the Company establishes credit limits for such activities and monitors compliance on a daily basis.

7. Subsequent Events

The Company has evaluated events and transactions that occurred between January 1, 2025 and March 3, 2025 which is the date the financial statements were available to be issued, for possible disclosure and recognition in the financial statements and determined that there were none.

8. Related Party Transactions

During the year 2024, the Company received a total of $14,300,000 in capital contributions from the Parent Company.

On April 9, 2024, the Company provided forgivable loans to two employees amounting to $2,000,000. Interest is receivable on the loans at a rate of 4.13% each. Total interest receivable on the loans was $65,392 as of December 31, 2024 and are reflected in the statement of condition.

9. Commitments and Contingencies

As of December 31, 2024 the Company had no reportable commitments or contingent liabilities.

10. Net Capital Requirement

The Company is subject to the SEA Rule 15c3-1. As per the rule, the Company calculates its net capital requirements using the alternative method, which requires the maintenance of minimum capital, as defined by the rule as, 1) equal to or greater than $250,000, or 2) of aggregate debit items as computed in accordance with the Reserve Formula as per the rules as promulgated under SEA Rule 15c3-3 As of December 31, 2024, the Firm had net capital of $21,977,286 which was $21,727,286 in excess of its minimum net capital requirement of $250,000.